SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPANISH BROADCASTING SYSTEMS, INC.
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

846425833
(CUSIP Number)

Bluestone Financial LTD Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BLUESTONE FINANCIAL LTD .

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

7	SOLE VOTING POWER

NUMBER OF	340,618 Shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH	0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

340,618 Shares

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,618 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.174%

14	TYPE OF REPORTING PERSON

FI

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Class A Class A Common Stock, with $.0001 par value per share (the “Class A Class A Common Stock”), issued by Spanish Broadcasting Systems, Inc. (the “Company”), whose principal executive offices are located at 7007 NW 77th Street, Miami, Florida 33166. Tel. (305) 441-6901

Item 2.  Identity and Background

(a)	Bluestone Financial LTD (“Bluestone Reporting Person”)
(b)	The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.
(c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.
(d)	None
(e)	None
(f)	Organized in BVI

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with the Management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate, including potential  Mergers and Acquisitions.

Item 5.  Interest in Securities of the Issuer

(a)	As indicated in the Form 10Q , filed by the Company with the Securities and Exchange Commission As of November 12, 2015 there were 4,166,991 shares of Class A common stock.

(b)	As of the date of this Schedule 13D: The Bluestone Reporting Person owns 340,618 shares of Class A Common Stock, which is approximately 8.174% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), The Bluestone Reporting Person has granted David Tomasello, Managing Director of Bluestone , the sole power to vote or direct the vote of  340,618 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2016

/s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD